December 3, 2010
Karen J. Garnett
Associate Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Green Realty Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed November 16, 2010 File No.: 333-147514
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Green Realty Trust, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated December 1, 2010 regarding Pre-effective Amendment No. 6 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”) and the prospectus it contains. For your convenience, we have set forth below each of your comments followed by the relevant response.
Prior Performance Summary, page 87
1.	Comment: Please include disclosure in this section about Tax Strategies Group, LLC’s bankruptcy petition, as discussed on page 63. In addition, we note in prior amendments of the registration statement that you list Tax Strategies Group as the sponsor of the 19 programs listed on page 88. Please clarify for us who is the sponsor of these programs.

Response: In response to the Staff’s comment, the Company has attached as Exhibit A hereto a draft of the revised disclosure for the above referenced section.

Tax Strategies Group, LLC (“Tax Strategies Group”) is the parent of TSG Real Estate, LLC (“TSG Real Estate”). The 19 privately offered prior real estate programs discussed in the above referenced section were sponsored or held for resale through subsidiaries of TSG Real Estate, which are remote subsidiaries of Tax Strategies Group. In previous amendments to the Registration Statement, the Company made a general reference to the parent company, Tax Strategies Group, for all programs sponsored or held for resale through its subsidiaries, including TSG Real Estate. The Company subsequently decided that specifying the entity through which these 19 privately offered prior real estate programs were sponsored or held for resale would provide greater clarity to the reader. Therefore, the Company revised its disclosure in Pre-Effective Amendment No. 6 to make specific reference to TSG Real Estate, the entity through

December 3, 2010

which each of the 19 privately offered prior real estate programs disclosed in the Registration Statement were sponsored or held for resale.
Appendix A: Prior Performance Tables Table I, page A-3
2.	Comment: Please revise the second line item so that the amount raised in each year is 100%. We recognize that the programs offered in 2008 and 2009 did not raise 100% of the amount offered; however, the table should reflect the percentage of the total offering proceeds that is used for each line item of expenses. In addition, please revise the table to quantify the percentage available for investment each year. This amount should be 100% minus the aggregate of all offering expenses.

Response: In response to the Staff’s comment, the Company has attached as Exhibit B hereto a draft of the revised disclosure for the above referenced section. Please note that the Company has also corrected the percentage of selling commissions reported in 2009 in this section from 14.39% to 8.00%.
Item 33. Recent Sales of Unregistered Securities, page II-1
3.	Comment: From your disclosure, it appears that you have only issued 55,248 shares to your sponsor for $500,000. We refer, however, to your statements that in November 2008, you redeemed 55,249 shares from your sponsor, and in November 2010 you redeemed an additional 13,835 shares from your sponsor. Please advise and revise your registration statement accordingly. We note statements on pages 91 and 90 that state your sponsor has purchased 41,413 shares of your common stock for $374,792.

Response: From January 1, 2008 through November 17, 2008, the Company issued 110,497 shares of common stock to the Sponsor. These shares were originally issued in exchange for $200,000 in cash and $800,000 represented by the Promissory Note. During November 2008, the Sponsor made payments to the Company which reduced the principal amount of the Promissory Note by $142,634. Furthermore, in November 2008, the Board of Directors of the Company (the “Board”) approved the redemption of 55,249 shares of the Company’s shares from the Sponsor. As a result of this redemption, the principal amount of the Promissory Note was reduced by $500,000. During the year ended December 31, 2009, the Sponsor received cash distributions from the Company which increased the Promissory Note by an additional $16,000. During the nine months ended September 30, 2010, the Sponsor made payments which reduced the Promissory Note by $48,158. Therefore, as of September 30, 2010, the Sponsor had contributed a total of $374,792 in exchange for 41,413 shares and a total of $125,208 remained under the Promissory Note. These transactions are described in the notes to the Company’s financial statements in the Registration Statement.

During the fourth quarter of fiscal year 2010, the Board approved the redemption of 13,835 of the Company’s shares from the Sponsor. As a result of this redemption, the principal amount of the Promissory Note was reduced by $125,208 and no balance currently remains thereunder.

In response to the Staff’s comment, the Company has attached hereto as Exhibit C proposed revisions to page II-1 to correspond with this explanation.

December 3, 2010

     Please feel free to contact us at 901-543-5979 or at ssiddiqui@bassberry.com for any questions or comments. We look forward to hearing from you soon.

Sincerely,

/s/ Sehrish Siddiqui
Sehrish Siddiqui

SS:jp

Exhibit A

PRIOR PERFORMANCE SUMMARY

The information presented in this section represents the historical experience of real estate programs sponsored or advised by our sponsor, Insight Real Estate, and its affiliates, which we refer to as “prior real estate programs.” The following summary is qualified in its entirety by reference to the Prior Performance Tables, which may be found in Appendix A of this prospectus. Investors in our shares of common stock should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. Investors who purchase our shares of common stock will not thereby acquire any ownership interest in any of the entities to which the following information relates.

The returns to our stockholders will depend in part on the mix of product in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio is unlikely to mirror in any of these respects the portfolios of the prior real estate programs, the returns to our stockholders will vary from those generated by those prior real estate programs. In addition, all of the prior real estate programs were conducted through privately-held entities that were not subject to either the up-front commissions, fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. We are also the first program sponsored by Insight Real Estate or any of its affiliates that has investment objectives permitting the making or acquiring of mortgage loans or mezzanine loans. Neither Insight Real Estate nor any of its affiliates has experience making such investments or in operating a REIT or a publicly offered investment program. As a result, you should not assume the past performance of the prior real estate programs will be indicative of our future performance. See “Risk Factors — Investment Risks — We have no prior operating history, and there is no assurance that we will be able to successfully achieve our investment objectives” and the Prior Performance Tables located in Appendix A.

Prior Investment Programs

Insight Real Estate was formed in September 2007 to sponsor public and private real estate programs. Insight Real Estate is majority owned and managed by Wayne R. Hannah III, who is part of our advisor’s management team. Messrs. Hannah and Jeffrey C. Plack own a majority of Tax Strategies Group, LLC, or Tax Strategies Group, which is the parent company of TSG Real Estate, LLC, or TSG Real Estate. ▲Tax Strategies Group was founded in 2001 and since 2002, has sponsored through its subsidiary TSG Real Estate▲ or held for resale 19 privately offered prior real estate programs, all of which were tenant-in-common programs. On September 28, 2010, Tax Strategies Group filed a Chapter 11 reorganization case in Federal Bankruptcy Court in Chicago, Illinois. None of its subsidiaries, including TSG Real Estate, were part of the filing and the operations of the subsidiaries, including these 19 prior real estate programs, will not be affected by the bankruptcy filing. TSG Real Estate also buys and sells properties, but we do not believe such activities constitute real estate programs because no investors are involved. As of December 31, 2009, such prior real estate programs have raised approximately $166 million from 379 investors. None of the 19 tenant-in-common programs have investment objectives that are similar to ours. This is the first publicly offered real estate program sponsored by Insight Real Estate and neither of Tax Strategies Group or TSG Real Estate has previously sponsored a publicly offered real estate program.

The objectives of tenant-in-common offerings differ from those of a REIT. A tenant-in-common offering is designed to allow investors the ability to acquire an undivided fractional fee simple interest in real estate and assume a proportional share of non-recourse debt. In contrast, a REIT offering allows investors to acquire shares in a corporate entity. While both REITs and tenant-in-common offerings acquire ownership interests in real estate, the nature of a REIT stockholder’s investment is fundamentally different from an investor acquiring a direct fee simple interest in real estate, as occurs in a tenant-in-common offering. Furthermore, the goals of an investor in a REIT are substantially different from the goals of an investor in a tenant-in-common transaction. A tenant-in-common investor, for example, frequently has as a primary investing goal, the deferral of capital gains tax liability through the use of a like kind exchange under Code Section 1031. This tax deferral mechanism is not available to the REIT investor. Furthermore, although REIT investors and tenant-in-common investors both share a goal of receipt of income over the life of their investment, REIT investors are subject to more irregular distributions in the nature of dividends related to the uncertainty of the

87

Exhibit B

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS
(UNAUDITED)

Table I presents information showing the experience of the Sponsor and affiliates in raising and investing funds for Prior Programs through TSG Real Estate, LLC not having similar investment objectives to ours. Information is included for 19 tenant-in-common offerings that closed since December 31, 2006. A tenant-in-common offering is designed to allow investors the ability to acquire an undivided fractional fee simple interest in real estate and assume a proportional share of non-recourse debt. In contrast, a REIT offering allows investors to acquire shares in a corporate entity. Because none of these tenant-in-common offerings have investment objectives similar to ours, information regarding the tenant-in-common programs is grouped together by year.

	2007	2008	2009

Dollar Amount Offered	$6,805,263	$14,594,842	$10,302,343
Dollar Amount ▲Raised	$6,805,263	$10,801,472	$3,621,000
Percentage Amount Raised	100%	▲100%	▲100%
Less Offering Expenses:
Selling Commissions	7.39%	8.08%	▲8.00%
Legal	0.89%	2.93%	2.65%
Mortgage Broker Fee	2.71%	3.64%	6.32%
Mezzanine Fee	1.94%	4.97%	4.86%
Other(1)	0.00%	0.00%	0.00%
Reserves
Percent available for investment	—	▲1,605,454	5,845,693
Acquisition Costs:
Prepaid items and fees related to purchase of property	—	—	—
Cash Down Payment and Mortgage Loan	87.07%	80.39%	71.79%
Acquisition Fees	0.47%	0.18%	1.25%
Total Acquisition Cost
Percent leverage (mortgage financing divided by total acquisition cost)	65%	65%	67%
Number of Offerings	1	1	1
Length of Offering in Days	532	596	907
Months to invest 90 percent of amount available for investment (measured from the beginning of offering)(2)	—

(1)	Other represents seller financed loan fees.

(2)	Investors in a tenant-in-common offering invest directly in the real estate. Accordingly, this item is not applicable.

A-3

Exhibit C

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than selling commissions) we will incur in connection with the issuance and distribution of the securities to be registered pursuant to this registration statement. All amounts other than the SEC registration fee and FINRA filing fee have been estimated.

Amount

SEC registration fee	$50,655
FINRA filing fee	$75,500
Accounting fees and expenses	$499,500
Legal fees and expenses	$1,500,000
Sales and advertising expenses	$1,249,500
Blue Sky fees and expenses	$140,000
Due Diligence expenses	$2,500,000
Printing expenses	$750,000
Literature	$600,000
Sales Seminars	$1,733,640
Other(1)	$983,845
Total	$10,082,640

(1)	These Other expenses include postage-related expenses and investor relations-related expenses, including estimated Transfer Agent fees of $250,000.

Item 32.	Sales to Special Parties.

Not Applicable.

Item 33.	Recent Sales of Unregistered Securities.

▲From January 1, 2008 through November 17, 2008, we issued 110,497 of our shares to Insight Real Estate, LLC, our sponsor for $1,000,000. $200,000 was paid in cash and $800,000 was contributed in the form of a promissory note, reflecting that no selling commissions or dealer manager fees were paid. Further, in November 2008, the Board approved the redemption of 55,249 of our shares from our sponsor. As a result of this redemption, the principal amount of the promissory note was reduced by $500,000. During the fourth quarter of fiscal year 2010, the Board approved the redemption of 13,835 of our shares from our sponsor. As a result of this redemption, the principal amount of the promissory note was reduced by $125,208 and no balance currently remains thereunder. We relied on Section 4(2) of the Securities Act for the exemption from the registration requirements of the Securities Act. Insight Real Estate, LLC, by virtue of its affiliation with us, had access to information concerning our proposed operations and the terms and conditions of its investment.

On November 9, 2007, our operating partnership issued 100 common units at $10.00 per unit to us, for $1,000, issued 100 common units at $10.00 per unit to our advisor for $1,000 and issued 100 special units at $10.00 per unit to Insight Management, LLC for $1,000. Our operating partnership relied on Section 4(2) of the Securities Act of 1933, as amended, for the exemption from the registration requirements of these issuances. Our advisor and Insight Management, LLC by virtue of their affiliation with us, had access to information concerning our operating partnership’s proposed operations and the terms and conditions of their investment.

Item 34.	Indemnification of Directors and Officers.

Our charter limits the personal liability of our directors and officers to us and our stockholders for monetary damages. Maryland law permits a corporation to include in its charter a provision limiting the

II-1